February 6, 2003


Via Facsimile and Hand Delivery
To the Board of Directors of Hoover's, Inc.
c/o Mr. Jeffrey Tarr,
Chairman and Chief Executive Officer
Hoover's, Inc.
5800 Airport Boulevard
Austin, Texas  78752

Dear Mr. Tarr:

         Austin Ventures and Marathon Partners, L.P., through an acquisition company to be formed, are pleased to offer to acquire up to all of the outstanding common stock of Hoover's Inc. ("Hoover's") for an all-cash purchase price of $8.00 per share.

         Founded in 1979, Austin Ventures is a private venture capital firm with over $2.4 billion in committed capital. We, through Austin Ventures VII and Austin Ventures VIII and through several of our limited partners, are highly confident that we would have the resources necessary to consummate the transaction.

         Marathon Partners, L.P. ("Marathon") is a New York limited partnership focusing on opportunistic value based investments. Mr. Mario Cibelli is the managing member of Marathon's general partner. Marathon owns 1,375,000 shares of Hoover's common stock, while Mr. Cibelli may be deemed to beneficially own 1,479,461 shares of Hoover's common stock (inclusive of Marathon's shares).

         We are prepared to immediately begin conducting confirmatory due diligence which we anticipate would be complete on or about Wednesday, February 12, 2003, provided that Hoover's promptly responds to this offer, allows us to have discussion with management and grants us access to reasonably requested information, as it is authorized to do under the D&B Merger Agreement upon receipt of a superior proposal. To facilitate this, we are prepared to execute, as required by the D&B Merger Agreement, a confidentiality agreement that is substantially the same as the existing confidentiality agreement you have entered into with Dun & Bradstreet.

         We will cooperate with Hoover's and use our reasonable best efforts to negotiate, draft and execute a definitive acquisition agreement as promptly as practicable. To expedite this process, we currently anticipate that the definitive acquisition agreement will have substantially the same terms as the D&B Merger Agreement. The successful negotiation of the definitive acquisition agreement and completion of due diligence are prerequisites to the proposal.

         We believe our offer of $8.00 per share clearly provides superior value compared to Dun & Bradstreet's offer of $7.00 per share and is in the best interests of Hoover's stockholders and other constituencies, including management. We are favorably impressed with Hoover's management team and would expect your current management to remain in place with management's current investment in Hoover's to continue after the closing.

         Finally, we trust that Hoover's will not take any action that would interfere with the ability of its stockholders to receive the maximum value for their shares. We look forward to hearing from you promptly, and if you have any questions relating to our offer, please do not hesitate to contact either Mr. Ken DeAngelis of Austin Ventures by telephone at 512.485.1900 or by e-mail at KDeAngelis@austinventures.com or Mr. Mario Cibelli of Marathon Partners, L.P. by telephone at 212.490.4400 or by e-mail at Mario@marathonpartners.com.

                                          Very truly yours,

                                          AUSTIN VENTURES

                                          By:  _______________________________


                                          MARATHON PARTNERS, L.P.

                                          By:  Cibelli Capital Management, LLC
                                               its general partner

                                          By:  _______________________________
                                                 Mario Cibelli, Managing Member


03366.0001 #383485